Exhibit 99.1

GDS International’s Series B Equity Raise Upsized To US$1.2 Billion Amid Strong Investor Support

SINGAPORE, December 9, 2024 – GDS International (“GDSI”), a leading data center pioneer headquartered in Singapore, today announced that it has entered into amendments to the definitive agreements for the Series B Convertible Preferred Shares new issue initially announced on October 29, 2024, as a result of which the new issue has been upsized from US$1.0 billion to US$1.2 billion at the same pre-money equity valuation.

The upsize was mainly committed by renowned new investors, including the SoftBank Vision Fund and Kenneth Griffin, CEO of Citadel. With the addition of the Series B proceeds, GDSI expects to have sufficient equity to capitalize the development of over 1 GW of total data center capacity.

The Series B new issue is expected to close by the end of this year.

Jamie Khoo, CEO of GDS International, commented:

“We are delighted with the strong investor support for our Series B new issue, which enables us to upsize and add renowned new investors to our shareholder base. The success of this equity raise underscores the strength of GDSI’s vision and strategy. This additional funding will enable us to accelerate our plans to create new data center markets and to deliver state-of-the-art digital infrastructure solutions.”

About GDS International

GDS International (GDSI) is a data center pioneer. We develop and operate next-generation digital infrastructure for industry leaders who demand reliable, quickly scalable and cost-effective solutions. Our cutting-edge data centers empower hyperscalers and large enterprises to connect with and support their customers to spur innovation and shape the futures of their industries across Singapore, Malaysia, Indonesia, Thailand, Hong Kong, Japan, and beyond. Headquartered in Singapore, GDSI’s leadership team has more than 20 years of experience building Asia’s largest data center business, and creating new markets to support global customers, including pioneering the development of the SIJORI (Singapore, Johor and Riau Islands) region as a global hub for data centers.